UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

Commission File Number: 001-33841

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

(Full title of the Plan)

VULCAN MATERIALS COMPANY

(Name of issuer of the securities held pursuant to the Plan)

1200 Urban Center Drive
Birmingham, Alabama 35242

(205) 298-3000
(Address of issuer’s principal executive offices and address of the Plan)

Vulcan Materials Company

Vulcan 401(k) Plan

Financial Statements as of December 31, 2016 and 2015,

and for the Year Ended December 31, 2016.

Supplemental Schedule as of December 31, 2016,

and Report of Independent Registered Public Accounting Firm.

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

TABLE OF CONTENTS

		Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015		2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016		3
Notes to Financial Statements as of December 31, 2016 and 2015, and for the Year Ended December 31, 2016		4
SUPPLEMENTAL SCHEDULE		14
Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2016		15
Note:

All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

SIGNATURES		16
EXHIBIT
23(a)	Consent of Independent Registered Public Accounting Firm	Exhibit 23(a)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Vulcan 401(k) Plan

Birmingham, Alabama

We have audited the accompanying statements of net assets available for benefits of Vulcan 401(k) Plan  (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Birmingham, Alabama

June 20, 2017

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015

ASSETS:
Investments in Vulcan Materials Company Retirement Savings
Trust, at fair value	$729,447,196	$641,906,405

Receivables:
Employer contributions receivable	11,811,983	14,053,593
Notes receivable from participants	23,452,818	21,104,302

NET ASSETS AVAILABLE FOR BENEFITS	$764,711,997	$677,064,300

See notes to financial statements.

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

ADDITIONS TO NET ASSETS:
Investment income from interest in
Vulcan Materials Company Retirement Savings Trust	$85,564,506

Interest income on notes receivable from participants	899,571

Contributions:
Participants	34,556,228
Employer	33,404,900

Total contributions	67,961,128

Total additions to net assets	154,425,205

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	66,705,267
Administrative expenses	1,366,412

Total deductions from net assets	68,071,679

Increase in net assets before Plan transfers	86,353,526

Net transfers of participants' investment
from other Vulcan Materials Company Plans	1,294,171

INCREASE IN NET ASSETS	87,647,697

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	677,064,300

End of year	$764,711,997

See notes to financial statements.

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

NOTE 1: DESCRIPTION OF THE PLAN

GENERAL

The Vulcan 401(k) Plan (Plan), a defined contribution employee benefit plan established effective July 15, 2007, and most recently restated effective January 1, 2014, provides for accumulation of savings, including ownership of common stock of Vulcan Materials Company (Company) for:

▪	all qualified employees of the Company hired on or after July 15, 2007
▪	any employee who was eligible to participate in the Vulcan Materials Company Thrift Plan for Salaried Employees immediately prior to its merger into the Plan effective January 1, 2014
▪

any employee who was eligible to participate in the Vulcan Materials Company Construction Materials Divisions Hourly Employee Savings Plan who transferred to a salaried position on or after January 1, 2014

The Company has designated a portion of the Plan consisting of the Company’s common stock fund as an Employee Stock Ownership Plan (ESOP). The ESOP fund allows a participant to elect to have the dividends on the Company’s common stock reinvested in the Company’s common stock or paid to the participant in cash.

A participant may transfer between the Company’s two defined contribution employee benefit plans (as defined in the Plan).  Both plans participate in the Vulcan Materials Company Retirement Savings Trust (Master Trust). When a participant transfers between plans,  the net assets of the participant’s account will be transferred to the other plan. For the year ended December 31, 2016, $1,294,171 was transferred to the Plan from the Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan.

Investment assets of the Plan are held by The Northern Trust Company of Chicago, Illinois (Trustee). Aon Hewitt (Recordkeeper) is the recordkeeper for the Plan.

Participation and Vesting

Generally, all qualified employees participate on the first day of employment. Participants are fully vested in all contributions at all times.

Contributions

The Plan is funded through contributions by participants and the Company. The Plan provides for three types of employee contributions to the Plan: pay conversion contributions (pretax contributions),  after-tax contributions and Roth contributions. An employee may designate multiples of 1%  (ranging from 1% to 35%) of earnings as pretax contributions, after-tax contributions, Roth contributions or any combination of the three.  Contributions are subject to certain Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified plans.

The Company expects to make matching contributions to match a portion of an employee’s contribution equal to 100% of that contribution, not to exceed 6% of the employee’s earnings. In addition, the Company will make an annual employer contribution of at least 3% of the earnings of each participant. The annual employer contribution totaled $11,811,983 for the year ended December 31, 2016.

INVESTMENT OPTIONS

Participants may invest in 18 separate investment funds of the Plan or in a self-directed fund in proportions elected by the participant. Certain investment options held by the Master Trust are not available to both of our defined contribution plans. The stable value fund is held entirely by the Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan and is not an investment option for Vulcan 401(k) Plan participants. Investments in certain common/collective-trust funds are held entirely by the Vulcan 401(k) Plan and are not investment options for participants in the Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan. These certain common/collective-trust funds consist of a bond index fund and a short-term investment fund. The Company’s matching contributions are invested in the Company stock fund, which invests primarily in the Company’s common stock, and are available for immediate reallocation by the participant. The Company’s annual employer contributions are invested as selected by the participant. In the event that no contribution investment election is made by the participant, the annual employer contribution is invested into a target fund based on the participant’s year of birth.

Participant Accounts

Separate accounts are maintained for each investment option: pretax contributions, after-tax contributions, Roth contributions, rollovers and transfers, and Company contributions and accumulated earnings thereon. Earnings (losses) are allocated daily to each participant’s account in the ratio of the participant’s account balance to total participants’ account balances. Distributions and withdrawals are charged to participant accounts.

Benefits paid to participants

A participant’s total account is distributed upon retirement, disability, death, or termination of employment, unless the account value is greater than $1,000, in which case the participant may defer distribution until age 70-1/2. Distributions are made in cash, except the portion invested in common stock of the Company may be distributed in whole shares of such stock, if requested by the participant or beneficiary.

Prior to a termination of employment, a participant may withdraw any amount up to the value of his or her entire account subject to certain restrictions (as defined in the Plan). However, no portion of an actively employed participant’s pretax contribution account may be distributed to him or her before age 59-1/2, unless the Administrative Committee, which consists of at least three members appointed by the Chief Executive Officer of the Company, approves a “hardship” withdrawal (as defined in the Plan).

Notes Receivable from participants

A participant may apply for a loan at any time provided that the participant is receiving compensation from which payroll deductions can be made. The amount of the loan cannot exceed the lesser of 50% of the participant’s total account, less the outstanding balance of all existing loans, or $50,000, reduced by the highest outstanding balance of existing loans during the 12 months preceding the effective date of such loan. Additionally, in no event will a participant be permitted to have more than three loans outstanding at a time.

A loan is considered a note receivable of the Plan. The participant’s account will be reduced by the amount of the loan. Any repayment made will be allocated to the participant’s account in accordance with his or her current investment direction. Loans must be repaid in monthly installments through payroll deductions within 60 months. The annual interest rate for a loan is determined by adding 1% to The Wall Street Journal Prime Rate or as otherwise determined by the Administrative Committee at the time the application for the loan is made. The rate may not exceed the maximum rate for such loans permitted by law. The average rate of interest on loans approximated 4.5% and 4.3% as of December 31, 2016 and 2015, respectively.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (generally accepted accounting principles or GAAP).

Valuation of Investments and Income Recognition

The Plan’s investments in the Master Trust (established by the Company and administered by the Trustee)  have been determined based on the fair values, net asset values and contract values of the underlying investments of the Master Trust, as described in Note 5.

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last trading day of the year.

Investments in common/collective-trust funds are stated at net asset value as determined by the issuer of the funds based on the underlying investments. The stable value fund is stated at contract value which is principal plus accrued interest, the value at which participants ordinarily transact (see Note 3).

Security transactions are recorded on the trade date. Distributions of common stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

Use of Estimates and Risks and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust invests in various securities including corporate stocks, a stable value fund, other domestic equities,  short-term investments, and interests in common/collective-trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2016 or 2015.

Payment of Benefits

Benefits are recorded when paid. There were no participants who elected to withdraw from the Plan that had not been paid at December 31, 2016 or 2015.

Administrative Expenses

All reasonable expenses for administration of the Plan may be paid out of the Plan’s trust unless paid by the Company. For the year ended December 31, 2016, participants were assessed a flat fee of $7.50 per month to cover administrative expenses.

NOTE 3: STABLE VALUE FUND — SYNTHETIC GUARANTEED INVESTMENT CONTRACT

The Master Trust contains a stable value investment option (Fund or Synthetic Guaranteed Investment Contract) that meets the criteria of a fully benefit-responsive investment contract and is therefore reported at contract value. This investment simulates the performance of a guaranteed investment contract (GIC), whereby participants execute transactions at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals. The Fund is comprised of a portfolio of bonds and other fixed income securities and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the Fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.

Limitations on the Ability of the Synthetic Guaranteed Investment Contract to Transact at Contract Value

Certain events may limit the ability of the Fund to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

a.	A failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
b.	Any communication given to participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
c.	Any transfer of assets from the Fund directly into a competing investment option
d.	The establishment of a defined contribution plan that competes for employee contributions
e.	Complete or partial termination of a Company sponsored plan or merger of plans

The wrapper contract contains provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include: any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrapper issuer; any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow; and employer-initiated transactions as described above.

In the event that the wrapper contract fails to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to the wrapper contract is dependent on the third-party issuer’s ability to meet its financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contract may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of wrapper contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Company management believes that the occurrence of events that may limit the ability of the Fund to transact at contract value is not probable.

NOTE 4:  INTEREST IN MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee. Use of the Master Trust permits the commingling of investment assets of the Company’s two defined contribution plans.  The Plan has interests in certain assets held in the Master Trust. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

The investments in the Master Trust at December 31, 2016 and 2015 are summarized as follows:

	2016	2015

Vulcan Materials Company common stock	$174,222,633	$167,647,122
Other domestic equities	357,671	425,888
Short-term investments	0	42,894,163
Interests in common/collective-trusts	640,482,106	508,122,392
Stable value fund (Synthetic GIC)	22,668,844	23,078,014

Total investments	$837,731,254	$742,167,579

Percentage of Master Trust investments
associated with the Plan	87.1%	86.5%

The total investment income of the Master Trust for the year ended December 31, 2016 is summarized as follows:

Interest (1)	$1,025,394
Dividends	1,252,291
Other income	0
Net investment appreciation	94,123,748

Total	$96,401,433

(1)	Excludes interest income on notes receivable from participants.

NOTE 5: FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan classifies its investments into a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Inputs that are derived principally from or corroborated by observable market data

Level 3 — Inputs that are unobservable and significant to the overall fair value measurement

Investment assets measured using either the net asset value (NAV) per share practical expedient or contract value are not categorized in the fair value hierarchy.

The following tables set forth, by Level within the fair value hierarchy, the Master Trust’s investment assets at fair value:

	As of December 31, 2016
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company common stock	$174,222,633	$174,222,633	$0	$0
Other domestic equities	357,671	357,671	0	0

Investments in the fair value hierarchy	$174,580,304	$174,580,304	$0	$0

Interests in common/collective trusts (at NAV)	640,482,106
Stable value fund (Synthetic GIC at contract value)	22,668,844

Total investment assets	$837,731,254

	As of December 31, 2015
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company common stock	$167,647,122	$167,647,122	$0	$0
Other domestic equities	425,888	425,888	0	0
Short-term investments	42,894,163	0	42,894,163	0

Investments in the fair value hierarchy	$210,967,173	$168,073,010	$42,894,163	$0

Interests in common/collective trusts (at NAV)	508,122,392
Stable value fund (Synthetic GIC at contract value)	23,078,014

Total investment assets	$742,167,579

Asset Valuation Techniques

The following methods and assumptions were used to estimate the values of the Master Trust’s investments.  There have been no changes in the methodologies used at December 31, 2016 and 2015, respectively.

Vulcan Materials Company Common Stock — The fair value of the Company’s common stock is based on the quoted market price.

Other Domestic Equities — These investments include common stock, preferred stock and other equity investments. Fair value is based on quoted market prices.

Short-term Investments — These investments include various publicly-traded money market funds that are valued at the net asset value of units of a bank collective trust. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Common/Collective Trust Funds —  These investments include various index funds for domestic equities and fixed income securities, an actively managed fund for international equities, and a short-term investment fund for highly liquid, short-term debt securities. Investments are valued at the net asset value of units of a bank collective trust. The net asset value, as provided in each fund’s audited financial statements, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the collective trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Stable Value Fund — The stable value fund is measured at contract value as described in Note 3. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

Net Asset Value Per Share

The following tables set forth information related to investment assets held by the Master Trust for which fair value is measured using net asset value per share as a practical expedient:

	As of December 31, 2016
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period

Interests in common/collective trusts	$640,482,106	N/A	Daily	None

Total	$640,482,106

	As of December 31, 2015
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period

Interests in common/collective trusts	$508,122,392	N/A	Daily	None

Total	$508,122,392

The Master Trust’s investment assets include interests in various common/collective-trust funds. These common/collective-trust funds seek capital growth and income over the long-term by managing key risks that investors face over time,  such as shortfall, longevity, volatility and inflation. The underlying funds may invest in a wide variety of asset classes, including equity and fixed-income securities. The investment objective of each common/collective trust fund is to approximate as closely as practicable, before expenses, the performance of a benchmark index over the long-term, while providing participants the ability to purchase and redeem units on a daily basis.

NOTE 6:  PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act.

NOTE 7: FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company (by letter dated May 27, 2014) that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and the related trust are tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE 8: EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of a common/collective trust fund managed by Northern Trust. As Northern Trust is the Trustee of the Plan, as defined by the Plan, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2016 and 2015, the Master Trust held 1,358,876 and 1,724,173 shares, respectively, of common stock of the Company with a cost basis of $123,832,695 and $116,602,257, respectively. During the year ended December 31, 2016, the Master Trust recorded dividend income of $1,252,291 attributable to its investment in the Company’s common stock.

NOTE 9: NEW ACCOUNTING STANDARDS

ACCOUNTING STANDARDS PENDING ADOPTION

MASTER TRUST REPORTING — In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, “Plan Accounting: Defined Benefit Pension Plans (Topic 960); Defined Contribution Pension Plans (Topic 962); Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting,” which amends the presentation and disclosure requirements for benefit plans that hold interests in master trusts. For each master trust in which a plan holds an interest, the standard requires that a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The amendments in this standard remove the requirement to disclose the percentage interest in the master trust for plans with divided interests and will require all plans to disclose the master trust’s investments by general type and the dollar amount of the plan’s interest in each type of investment. Plans will also be required to disclose their master trust’s other asset and liability balances on a gross basis and the dollar amount of the plan’s interest in each balance. This ASU is effective for annual reporting periods beginning after December 15, 2018 and must be applied retrospectively to each period for which financial statements are presented. Early adoption is permitted. We expect the adoption of this standard to result in changes to disclosures and presentation in the financial statements and related footnotes, and we are currently evaluating the extent of these changes.

CREDIT LOSSES — In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” which amends guidance on the impairment of financial instruments. The new guidance estimates credit losses based on expected losses, modifies the impairment model for available-for-sale debt securities and provides a simplified accounting model for purchased financial assets with credit deterioration. ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2020. Early adoption is permitted for annual reporting periods beginning after December 15, 2018. The Plan is currently evaluating the impact that the adoption of this standard will have on its financial statements and related disclosures.

SUPPLEMENTAL SCHEDULE

VULCAN MATERIALS COMPANY

VULCAN 401(k) PLAN

Employer ID No: 63-0366371

Plan No: 041

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

(c) Description of Investment, Including
(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a) Lessor, or Similar Party	Collateral, and Par or Maturity Value	(d) Cost	Value

* Various Plan participants	Participant loans at an average interest rate
	of 4.5% maturing in 1 to 60 months	**	$23,452,818

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VULCAN MATERIALS COMPANY

vULCAN 401(k) PLAN

 /s/ Charles D. Lockhart

     Charles D. Lockhart

     Chairman of the Administrative Committee

Date:  June 20, 2017